Exhibit 7.1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the Class A common stock, par value of US$0.0001 per share of Feutune Light Acquisition Corporation, a Delaware corporation whose principal place of business is in Metuchen, New Jersey, shall be filed on behalf of the undersigned.

March 16, 2023

Feutune Light Sponsor LLC

By:	/s/ Sau Fong Yeung	/s/ Sau Fong Yeung
Name:	Sau Fong Yeung	Sau Fong Yeung
Title:	Sole Manager